Resolution on Dividend Payment

On 2 August, 2017 at the Board of Directors’ meeting, POSCO resolved to pay the second quarter dividend for fiscal year 2017 as follows:

Declaration of the Second Quarter Dividend for Fiscal Year 2017

Cash Dividend per Share (KRW)	1,500

Dividend Yield (%)	0.5

Record Date	30 June, 2017

Proposed Dividend Payment Date	21 August, 2017

Total Amount of the 1st Quarter Dividend (KRW)	119,998,003,500